

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2010

Terrence W. Cavanaugh
President and Chief Executive Officer
Erie Indemnity Company
100 Erie Insurance Place
Erie, Pennsylvania 16530

> **Re:** **Erie Indemnity Company**
> **Form 10-K for the year ended 12/31/2009**
> **Supplemental Response filed June 14, 2010**
> **File No. 000-24000**

Dear Mr. Cavanaugh:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director